Exhibit 21

List of Subsidiaries

The following is a list of subsidiaries of Ascent Media Corporation, the names under which such subsidiaries do business, and the state or country in which each was organized, as of February 29, 2012. The list does not include dormant subsidiaries or subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Monitronics International, Inc.	Texas

Monitronics Canada, Inc.	Canada

MI Servicer HC, LLC	Delaware

MI Servicer LP, LLC	Delaware

MI Servicer GP, LLC	Delaware

MIBU Servicer Inc.	Delaware

Monitronics Security LP	Delaware

MI Funding HC, LLC	Delaware

MI Funding LP, LLC	Delaware

MI Funding GP, LLC	Delaware

Monitronics Funding LP	Delaware

Ascent Media Property Holdings, LLC	Delaware